UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No.1)

                       ALTERRA HEALTHCARE CORPORATION
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 02146C104
                               (CUSIP Number)

              AR Investments Limited c/o Unsworth & Associates
                    Herengracht 483, 1017 BT, Amsterdam.
                        Tel. No.: 011-31-20-623-2205
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                            and Communications)

                              January 25, 2000
                  (Date of Event which Requires Filing of
                              this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  02146C104

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    AR Investments Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,995,400

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       __________

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,995,400

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,995,400

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)            [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.04%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

                             SCHEDULE 13D

CUSIP No.  02146C104

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    RH Investments Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,995,400

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       __________

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,995,400

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,995,400

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)            [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.04%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

                             SCHEDULE 13D

CUSIP No.  02146C104

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    VXM Investments Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,995,400

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       __________

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,995,400

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,995,400

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)            [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.04%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

                             SCHEDULE 13D

CUSIP No.  02146C104

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    LXB Investments Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,995,400

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       __________

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,995,400

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,995,400

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)            [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.04%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

                             SCHEDULE 13D

CUSIP No.  02146C104

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    HR Investments Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,995,400

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       __________

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,995,400

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,995,400

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)            [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.04%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

          AR Investments Limited, a Cayman Islands corporation ("AR Investments"), RH Investments Limited, a Cayman Islands corporation ("RH Investments"), VXM Investments Limited, a Cayman Islands corporation ("VXM Investments"), LXB Investments Limited, a Cayman Islands corporation ("LXB Investments"), and HR Investments Limited, a Cayman Islands corporation ("HR Investments" and, collectively with AR Investments, RH Investments, VXM Investments and LXB Investments, the "Reporting Persons") hereby amend the report on Schedule 13D filed by the Reporting Persons on January 18, 2000 (the "Schedule 13D") in respect of common stock, par value $0.01 per share (the "Common Stock") of Alterra Healthcare Corporation, a Delaware corporation (the "Issuer") as set forth below. The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended and restated as follows:

          On January 6, 2000 each of the Reporting Persons used $1,540,000 ($7,700,000 in the aggregate) from their respective working capital to purchase 220,000 shares (1,100,000 shares in the aggregate) of Common Stock from an affiliate of the Reporting Person. This affiliate had acquired these 1,100,000 shares (which represent less than 5% of the outstanding shares of Common Stock) in open market transactions on the American Stock Exchange from December 10, 1999 through December 22, 1999 at an aggregate price of $7,713,805 (or an average of $7.0126 per share).

          Each of the Reporting Persons used $1,352,332 ($6,761,660 in the aggregate) from their respective working capital to acquire an additional 179,080 shares of Common Stock (or 895,400 shares in the aggregate) in open market transactions on the American Stock Exchange from January 6, 2000 to January 25, 2000. See Item 5(c).

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and restated as follows:

          To the best of the Reporting Persons' knowledge based on the information contained in the Issuer's Quarterly Report of Form 10-Q for the quarterly period ending September 30, 1999, the aggregate number of shares of outstanding Common Stock is 22,084,888 shares.

          (a) AR Investments, RH Investments, VXM Investments, LXB Investments, and HR Investments each hold 399,080 shares of Common Stock (representing 1.81% of the outstanding shares of Common Stock). Pursuant to Rule 13d-3 of the Exchange Act, each Reporting Person may be deemed to be the beneficial owner of all 1,995,400 shares of Common Stock held by the Reporting Persons representing 9.04% of the outstanding shares of Common Stock.

          (b) The Reporting Persons as a group have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock. See Item 2(a).

          (c) During the last 60 days, the Reporting Persons have acquired the following shares of Common Stock:

               (i) On January 6, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased 220,000 shares of Common Stock from an affiliate at $7.0000 per share. See Item 3.

               (ii) On January 6, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 25,820 shares of Common Stock at $7.0930 per share.

               (iii) On January 7, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 52,880 shares of Common Stock at $7.4343 per share.

               (iv) On January 10, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 10,000 shares of Common Stock at $7.9506 per share.

               (v) On January 11, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 12,980 shares of Common Stock at $8.2371 per share.

               (vi) On January 13, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 9,000 shares of Common Stock at $7.5000 and 22,340 shares of Common Stock at $7.3459 per share.

               (vii) On January 18, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 1,040 shares of Common Stock at $7.6196 per share.

               (viii) On January 19, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 1,600 shares of Common Stock at $7.6300 per share.

               (ix) On January 20, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 1,060 shares of Common Stock at $7.6400 per share.

               (x) On January 21, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 18,720 shares of Common Stock at $7.8770 per share.

               (xi) On January 24, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 16,980 shares of Common Stock at $7.6940 per share.

               (xii) On January 25, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 6,660 shares of Common Stock at $7.7630 per share.

          (d) Not applicable.

          (e) Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: January 26, 2000

                                          AR Investments Limited

                                          By: /s/ J.B. Unsworth
                                          ----------------------
                                          Name:  J.B. Unsworth
                                          Title: Director

                                          RH Investments Limited
                                          By: /s/ J.B. Unsworth
                                          ----------------------
                                          Name:  J.B. Unsworth
                                          Title: Director

                                          VXM Investments Limited

                                          By: /s/ J.B. Unsworth
                                          ----------------------
                                          Name:  J.B. Unsworth
                                          Title: Director

                                          LXB Investments Limited

                                          By: /s/ J.B. Unsworth
                                          ----------------------
                                          Name:  J.B. Unsworth
                                          Title: Director

                                          HR Investments Limited

                                          By: /s/ J.B. Unsworth
                                          ----------------------
                                          Name:  J.B. Unsworth
                                          Title: Director